UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 03, 2023

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Enclosure: Press release: DEALING IN SECURITIES BY A PRESCRIBED OFFICER

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 - JSE share code: ANG
CUSIP: 035128206 - NYSE share code: AU
("AngloGold Ashanti" or the "Company" or "the Group")

NEWS RELEASE

DEALING IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a prescribed officer has dealt in securities of the Company, after having received qualified clearance to do so.

Details of the transaction is provided below:

Name of prescribed officer	Ludwig Eybers
Name of Company	AngloGold Ashanti Limited
Nature of transaction	On-market sale of CHESS Depositary Interests**
Class of security	CHESS Depositary Interests
Date of transaction	30 March 2023
Number of securities sold	142,330
Price per securities in Australian Dollars	AUD6.4701
Value of transaction (excluding fees)	AUD920,889.33
Nature and extent of interest	Direct, Beneficial

** 5 CHESS Depositary Interests is equivalent to 1 AngloGold Ashanti ordinary share

ENDS
31 March 2023

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chipo Mrara	+27 11 637 6012/+27 60 571 0797	camrara@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com
Investors
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com
Andrea Maxey	+61 08 9425 4603 / +61 400 072 199	amaxey@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 03, 2023

By:          /s/ _ LM GOLIATH
Name:    LM Goliath
Title:       Company Secretary